SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger
☐	Liquidation
☒	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐	Election of status as a Business Development Company

2.	Name of fund:

Center Coast Core MLP Fund II, LLC (the “Fund”)

3.	Securities and Exchange Commission File No.:

811-22566

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application           ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1600 Smith Street

Suite 3800

Houston, Texas 77002

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kevin T. Hardy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive,

Chicago, Illinois 60606

(312) 407-0641

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Center Coast Capital Advisors, LP

1600 Smith Street

Suite 3800

Houston, Texas 77002

(713) 759-1400

8.	Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end           ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Center Coast Capital Advisors, LP

1600 Smith Street

Suite 3800

Houston, Texas 77002

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None. The Fund has never made a public offering of its securities.

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes           ☒ No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes           ☐ No

If Yes, state the date on which the board vote took place:

October 27, 2016

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes           ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund has never made a public offering of its securities and no shares have been issued.

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II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation? Not applicable.

17.	Closed-end funds only:

Has the fund issued senior securities? Not applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders? Not applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests? Not applicable.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? Not applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities? Not applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	List the expenses incurred in connection with the Merger or Liquidation: Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? Not applicable.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes           ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes           ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Not applicable.

(b)	State the Investment Company Act file number of the fund surviving the merger: Not applicable.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not applicable.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not applicable.

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VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Center Coast Core MLP Fund II, LLC; (ii) he is the President of Center Coast Core MLP Fund II, LLC; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

CENTER COAST CORE MLP FUND II, LLC

By: /s/ Dan C. Tutcher

Name: Dan C. Tutcher
Title: President

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